CUSIP No. 0207S-10-9                13D                        Page 1 of 7 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                                ASPi Europe, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   0207S-10-9
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                                 (CUSIP Number)

                               Patrick J. McGrath
                              1940 West 11th Avenue
                           Vancouver, British Columbia
                                 Canada V6J 2C6
                                 (604) 687-7661
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 9, 2001
--------------------------------------------------------------------------------
             (Date of Event which Required Filing of this Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)(f) or (g), check the following box |_|.



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CUSIP No. 0207S-10-9                13D                        Page 2 of 7 Pages



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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Scott Dow Family Trust
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) |_|
                                                                     (b) |_|
--------------------------------------------------------------------------------

3     SEC USE ONLY
--------------------------------------------------------------------------------

4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------

5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) OR 2(e)
                                                                         |_|
--------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Canada
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
 NUMBER OF            1,238,254
                ----------------------------------------------------------------
  SHARES        8     SHARED VOTING POWER
BENEFICIALLY          -0-
                ----------------------------------------------------------------
 OWNED BY       9     SOLE DISPOSITIVE POWER
   EACH               1,238,254
                ----------------------------------------------------------------
 REPORTING      10    SHARED DISPOSITIVE POWER
PERSON WITH           -0-
--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,238,254
--------------------------------------------------------------------------------

12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                         |_|
--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      7.1%
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14    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------



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CUSIP No. 0207S-10-9                13D                        Page 3 of 7 Pages



--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Scott Dow
--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) |_|
                                                                     (b) |_|
--------------------------------------------------------------------------------

3     SEC USE ONLY
--------------------------------------------------------------------------------

4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------

5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) OR 2(e)
                                                                         |_|
--------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Canada
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
 NUMBER OF            1,723,046
                ----------------------------------------------------------------
  SHARES        8     SHARED VOTING POWER
BENEFICIALLY          -0-
                ----------------------------------------------------------------
 OWNED BY       9     SOLE DISPOSITIVE POWER
   EACH               1,723,046
                ----------------------------------------------------------------
 REPORTING      10    SHARED DISPOSITIVE POWER
PERSON WITH           -0-
--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,723,046
--------------------------------------------------------------------------------

12    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                         |_|
--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      10.0%
--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
--------------------------------------------------------------------------------

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CUSIP No. 0207S-10-9                13D                        Page 4 of 7 Pages



Item 1.  Security and Issuer.

     This statement relates to shares of common stock, with $0.001 par value per share, of ASPi Europe, Inc., a Delaware corporation, whose principal executive offices are located at 1940 West 11th Avenue, Vancouver, British Columbia, Canada V6J 2C6.

Item 2.  Identity and Background.

          (x) (a) The Scott Dow Family Trust (the "Trust"), a trust formed under the laws of the province of Alberta, Canada. The co-trustees of the Trust are Cameron Dow and Dennis Tolley. Scott Dow, LeAnn Dow, Rebecca Dow, Benjamin Dow, Hannah Dow, Roy Dow, and Florence Dow are the beneficiaries of the Trust.
               (b)  1170 - 615 Macleod Trail, Calgary, Alberta, T2G 4T8
               (c)  Not applicable
               (d)  Not applicable
               (e)  Not applicable
               (f)  Not applicable

          (y)  (a)  Scott Dow
               (b) 435 Columbia Street, Suite 320, New Westminster, British Columbia, Canada V3L 5N8
               (c) Director of Business Development of the Issuer; See business address in Item 2(y)(b) above.
               (d) Mr. Dow has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
               (e) Mr. Dow has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws.
               (f)  Canada


Item 3.  Source and Amount of Funds or Other Consideration.

     (x) and (y) See Item 4 below. The information contained in Exhibit 3 hereto is hereby incorporated in answer to this Item 3.

Item 4.  Purpose of Transaction.

     (x) and (y) The information contained in Exhibits 3 and 4 hereto are hereby incorporated in answer to this Item 4. The Issuer acquired all of the issued and outstanding capital stock of GrowthExperts Group Inc., a corporation formed under the laws of Alberta, Canada ("GrowthExperts"), on July 9, 2001 (the "Acquisition"). As a result of the Acquisition, the Trust and Scott Dow, both shareholders of GrowthExperts, acquired shares of stock in ASPi Alberta Holdings, Inc., a wholly-owned subsidiary of the Issuer (the "Exchangeable Shares"). The Exchangeable Shares are convertible into common stock of the Issuer on a one-for-one basis at the option of the holder at any time after July 9, 2001, without consideration, pursuant to the terms of a certain Voting and Exchange Agreement. The Exchangeable Shares terminate upon the earlier of (i) the date on which there are no outstanding exchangeable shares held by the reporting individual or (ii) the date of any written agreement of the parties to terminate the exchangeability of the shares.

Item 5.  Interest in Securities of the Issuer.

          (a)  Amount beneficially owned:

               (x) The Trust is the beneficial owner of 1,238,254 shares of common stock upon conversion of the Exchangeable Shares held by the Trust into shares of common stock of the Issuer.



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CUSIP No. 0207S-10-9                13D                        Page 5 of 7 Pages


               (y) Mr. Dow, either directly or indirectly through his minor children, is the beneficial owner of 1,723,046 shares of common stock upon conversion of the Exchangeable Shares held by Mr. Dow into shares of common stock of the Issuer.

            Percent of class:

               (x) 7.1%, upon conversion of all the Exchangeable Shares into shares of common stock of the Issuer.
               (y) 10.0%, upon conversion of all the Exchangeable Shares into shares of common stock of the Issuer.

          (b)  Number of shares as to which such person has:

               (i)  Sole power to vote or to direct the vote of

                    (x) 1,238,254 shares of common stock upon conversion of the Exchangeable Shares held by the Trust into shares of common stock of the Issuer.

                    (y) 1,723,046 shares of common stock upon conversion of the Exchangeable Shares held by Mr. Dow into shares of common stock of the Issuer.

               (ii) Shared power to vote or to direct the vote of

                    (x)  Not applicable

                    (y)  Not applicable

               (iii) Sole power to dispose or to direct the disposition of

                    (x) 1,238,254 shares of common stock upon conversion of the Exchangeable Shares held by the Trust into shares of common stock of the Issuer.

                    (y) 1,723,046 shares of common stock upon conversion of the Exchangeable Shares held by Mr. Dow into shares of common stock of the Issuer.

               (iv) Shared power to dispose or to direct the disposition of

                    (x)  Not applicable

                    (y)  Not applicable

          (c) (x) The Trust has not made any purchases or sales of securities of the Issuer during the sixty (60) days preceding the date of this Schedule 13D.

               (y) Mr. Dow has not made any purchases or sales of securities of the Issuer during the sixty (60) days preceding the date of this Schedule 13D.

          (d) (x) The Trust has the sole right to receive and sole power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by the Trust.

               (y) Rebecca Dow, Benjamin Dow and Hannah Dow have a right to receive dividends from, or the proceeds from the sale of, shares beneficially owned by Mr. Dow.


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CUSIP No. 0207S-10-9                13D                        Page 6 of 7 Pages



Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          (x)  Trust Agreement dated June 8, 2001
               Amalgamation and Re-Organization Agreement dated July 9, 2001 Voting and Exchange Agreement dated July 9, 2001

          (y) Amalgamation and Re-Organization Agreement dated July 9, 2001 Voting and Exchange Agreement dated July 9, 2001

Item 7.  Material to be Filed as Exhibits.

          1.   Joint Filing Agreement dated July 19, 2001.

          2.   Trust Agreement dated June 8, 2001

          3.   Amalgamation and Re-organization Agreement dated July 9, 2001.

          4.   Voting and Exchange Agreement dated July 9, 2001.



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CUSIP No. 0207S-10-9                13D                        Page 7 of 7 Pages





                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATE: July 19, 2001


                                       SCOTT DOW FAMILY TRUST



                                       By:  /s/ Cameron Dow
                                            ------------------------------------
                                            Cameron Dow, Co-Trustee



                                       By: /s/ Dennis Tolley
                                            ------------------------------------
                                             Dennis Tolley, Co-Trusteee


                                           /s/ Scott Dow
                                           -------------------------------------
                                           Scott Dow